UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Global Med Technologies, Inc.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
37935E101

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
March 25, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.
     This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $.01 per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215. This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed on December 9, 2008, as amended by Amendment No. 1 filed on September 8, 2009 and Amendment No. 2 filed on February 1, 2010 on behalf of the Reporting Persons with respect to the Issuer (as so amended, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Only those items amended are reported herein.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is amended and supplemented as follows:
     On March 25, 2010, Haemonetics Corporation, a Massachusetts corporation (“Parent”), announced the acceptance for payment of all shares tendered pursuant to the tender offer (the “Offer”) by Atlas Acquisition Corp., a Colorado corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase (i) all of the Issuer’s outstanding Common Shares for a price of $1.22 per share, net to the seller in cash, and (ii) all of the Issuer’s outstanding shares of series A convertible preferred stock (the “Preferred Shares”) for a price of $1,694.44 per share, net to the seller in cash. In accordance with the Tender and Support Agreement and pursuant to the Offer, Victory Park Special Situations Master Fund, Ltd. tendered 4,876,765 Common Shares and 3,960 Preferred Shares, which were accepted for payment and thereby purchased in the Offer. Additionally in accordance with the terms of the Tender and Support Agreement and a related Warrant Cancellation Agreement (the “Warrant Cancellation Agreement”), all of the Warrants held by the Reporting Persons were deemed terminated as of immediately prior to the expiration of the Offer, in exchange for a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (i) the excess of $1.22 per share over the per share exercise price for the Warrant and (ii) the number of shares subject to the Warrant. The foregoing description of the Warrant Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Cancellation Agreement, which is attached as Exhibit 1 hereto, and is incorporated herein by reference. As a result of the purchase of the Common Shares and Preferred Shares tendered in the Offer, and the cancellation of the Warrants, the Reporting Persons are no longer the beneficial owners of any shares of the Issuer.
     Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and supplemented as follows:
     (a) As a result of the purchase of all shares tendered pursuant to the Offer and the cancellation of the Warrants described in Item 4 herein, the Reporting Persons no longer have beneficial ownership of any of the Issuer’s shares.

     (d) On March 25, 2010, the Reporting Persons ceased to be beneficial holders of more than 5% of the Issuer’s shares.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is amended and supplemented as follows:
1.	Warrant Cancellation Agreement, dated March 24, 2010.

2.	Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on December 9, 2008).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2010
VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Warrant Cancellation Agreement, dated March 24, 2010.

2.	Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on December 9, 2008).

I-1